UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 17, 2004

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Relevant Fact	3

EXHIBIT 1

G.G. 2004/329 Santiago, December 2, 2004

Rol S.V.S. N. 4272

RELEVANT FACT

Superintendente de Valores y Seguros

Mr. Alejandro Ferreiro Yazigi

Dear Sir:

I hereby kindly inform to said Superintendence, holding the authority to do so granted by the Board of Directors of the Company, and as a Relevant Fact, the following:

As of November 30, 2004, Colombian subsidiary Chivor S.A. E.S.P. successfully concluded its debt refinancing process, amounting US$260 million, which were kept with a bank syndicate lead by the Bank of America.

This refinancing process was aimed at the total payment of previously indicated loan, through the funds obtain by the following means:

a) Issuance of international notes pursuant to Rule 144 A and Regulation S of the Securities Act of the United States of America, for an amount of US$170 million, at a 9,75% annual interest rate, at 10 years term, with its total amortization upon expiration.

b) Local syndicated loan with a local bank, for an amount expressed in Colombian pesos up to the equivalent of approximately US$83 millions at a 7 years term, whose first amortization installment expires on June, 2005.

c) The balance of the loan was paid with funds available in Chivor S.A. E.S.P . cash.

On its side, AES Gener S.A. as indirect controller of the 99.98% of Chivor S.A. E.S.P., granted a Standby Letter of Credit (SBLC), intended to guarantee the interest reserve account (IRA)of the notes. The terms of this Letter of Credit are the following: (i) Total aggregate up to US$9.668.7500-; (ii) At a 180 day term, renewable, as of December 31, 2005; (iii) Issuer Bank: Citibank N.A. and (iv) Beneficiary: note holders represented by Law Debenture Trust Company of New York.

The refinancing of the indicated subsidiary has negative effects on the AES Gener S.A. results for approximately US$2,4 millions, as a result of the acknowledgment of the results of deferred expenses related to the previous Chivor S.A. E.S.P. indebtedness.

The hereby communication it is issued pursuant to the stated in articles 9 and 10, Paragraph 2 of the Law 18.045 of the Stock Market and pursuant to the stated in Section II, Paragraph 2.2 of the General Rule N. 30 of said Superintendence of Securities and Insurances.

Sincerely,

AES Gener S.A.

Francisco Javier Castro Crichton

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	December 17, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

4